VIA EDGAR

March 23, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Babula
Senior Staff Accountant Office of Energy & Transportation Yong Kim Staff Accountant Office of Energy & Transportation

Re:	Unitil Corporation

Form 10-K for the Year Ended December 31, 2019

10-K Filed January 30, 2020

File No. 001-08858

Ladies and Gentlemen:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated March 10, 2020 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”), which was filed with the Commission on January 30, 2020.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gas Sales, Revenues and Margin

Gas Operating Revenues and Sales Margin, page 30

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

1.

We note your presentation of the non-GAAP measures Gas Sales Margin and Electric Sales Margin. Please present reconciliations for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Response #1:

We acknowledge the Staff’s comment. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, in its future filings, the Company will present a reconciliation of Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to the be most comparable GAAP measure and the Registrant proposes to include the following disclosure in its future filings (updated to reflect the relevant periods):

“The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. Also the Company’s management believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates; resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the tables below; the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as: Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as: Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.”

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

2019 ($ in millions)
			Non-Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$203.4	$233.9	$0.9	$438.2
Less: Cost of Sales	(81.2)	(142.0)	—	(223.2)
Less: Depreciation and Amortization	(28.5)	(22.6)	(0.9)	(52.0)

GAAP Gross Margin	93.7	69.3	—	163.0
Depreciation and Amortization	28.5	22.6	0.9	52.0

Adjusted Gross Margin	$122.2	$91.9	$0.9	$215.0

2018 ($ in millions)
			Non-Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$216.1	$223.3	$4.7	$444.1
Less: Cost of Sales	(99.2)	(131.4)	—	(230.6)
Less: Depreciation and Amortization	(24.9)	(23.1)	(2.4)	(50.4)

GAAP Gross Margin	92.0	68.8	2.3	163.1
Depreciation and Amortization	24.9	23.1	2.4	50.4

Adjusted Gross Margin	$116.9	$91.9	$4.7	$213.5

2017 ($ in millions)
			Non-Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$194.0	$206.2	$6.0	$406.2
Less: Cost of Sales	(84.3)	(114.0)	—	(198.3)
Less: Depreciation and Amortization	(22.4)	(23.4)	1.1	(46.9)

GAAP Gross Margin	87.3	68.8	4.9	161.0
Depreciation and Amortization	22.4	23.4	1.1	46.9

Adjusted Gross Margin	$109.7	$92.2	$6.0	$207.9

The Company will present, with equal or great prominence, Gas and Electric GAAP Gross Margin in its future filings. Also, the Company will use the terms “Gas Adjusted Gross Margin” and “Electric Adjusted Gross Margin” in its future filings.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Financial Statements

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Utility Revenue Recognition, page 53

2.

We note your alternative revenue programs. Please confirm for us and disclose whether you meet all three of the criteria within 980-605-25-4 for recognition of alternative revenues in connection with your rate adjustment mechanisms. Additionally, please tell us and disclose the methodology used to calculate and present revenues from alternative revenue programs.

Response #2:

The Registrant has numerous rate reconciling mechanisms in each of its jurisdictions that are considered alternative revenue programs. These mechanisms include revenue decoupling, energy efficiency incentives, lost base revenue, capital tracking mechanisms and other rate reconciling mechanisms that are designed to provide for recovery of allowable costs as defined in ASC 980. The rate reconciling mechanisms are subject to compliance filings on at least an annual basis and in some cases, more frequently. The compliance filings allow for the automatic adjustment of the tariff rates in each case to recover any undercollections or refund any overcollections from the alternative revenue programs to customers over the next compliance period. The Registrant confirms that these mechanisms meet all three of the criteria within 980-605-25-4 to be considered alternative revenue mechanisms. Specifically, 1) each of the mechanisms have been ordered as a program by each state regulator, 2) the allowable costs and revenues are tracked for each program and tariff rates are adjusted in each compliance filing, if necessary, and 3) the tariff rate changes are designed to recover from or refund to customers within a 24-month period.

Amounts included as Rate Adjustment Mechanism Revenue reflect the change in amounts under or over collected during the period pursuant to the terms of the individual mechanism.    In cases where allowable costs are greater than operating revenues billed in the current period for the individual program, additional operating revenue is recognized. In cases where allowable costs are less than operating revenues billed in the current period for the individual program, operating revenue is reduced.

In subsequent periods, when the amounts are actually billed to or refunded to customers, such billings are presented within the billed operating revenues line item in the disclosure and the change in the mechanism from the current period to the prior reporting period is presented within the rate adjustment mechanism line in the disclosure in order to appropriately reflect zero operating revenue for the current period.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

We have provided disclosures that revenue from rate adjustment mechanisms is accrued revenue, recognized in connection with rate adjustment mechanisms, and authorized by regulators for recognition in the current period for future cash recoveries from, or credits to, customers (this text is included in the first paragraph under “Utility Revenue Recognition” on page 53 of the Company’s Form 10-K for the year ended December 31, 2019).

In response to your comment and in order to provide further clarity to the disclosures, the Registrant proposes to include the following disclosure under the “Utility Revenue Recognition” discussion in its future filings:

“The rate adjustment mechanisms meet the criteria within ASC 980-605-25-4. In cases where allowable costs are greater than operating revenues billed in the current period for the individual rate adjustment mechanism additional operating revenue is recognized. In cases where allowable costs are less than operating revenues billed in the current period for the individual rate adjustment mechanism, operating revenue is reduced.”

If you have any questions regarding these responses or require further information or clarification, please direct them to Laurence M. Brock, Senior Vice President, Chief Financial Officer and Treasurer, at (603) 773-6510.

Very truly yours,

/s/ Laurence M. Brock
Laurence M. Brock
Senior Vice President, Chief Financial Officer & Treasurer

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842